Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

July 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	HyreCar Inc. Draft Registration Statement on Form S-1 Submitted June 17, 2019 CIK No. 0001713832

Ladies and Gentlemen:

This letter sets forth the responses of HyreCar Inc., a Delaware corporation (the “Company"), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Draft Registration Statement on Form S-1 (CIK No. 0001713832) filed with the Commission on June 17, 2019.

References in the text of the responses herein to captions and page numbers refer to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Draft Registration Statement submitted June 17, 2019

Description of Capital Stock

Anti-Takeover Effects of Provisions of Our Charter Documents, page 22

QUESTION:	You state that your certificate of incorporation provides for the Delaware Court of Chancery as the sole and exclusive forum for any derivative action subject to “the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. To the extent this provision applies to claims arising under the Securities Act, state here and in the first risk factor on page 15 that: (i) there is uncertainty whether a court would enforce the provision and (ii) that investors cannot waive compliance with the federal securities laws. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act.

RESPONSE:	The Company has revised the disclosure in this section to state that this provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Company has also revised the risk factor on page 15 to include this disclosure.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Respectfully,

/s/ Richard Friedman

SHEPPARD, MULLIN, RICHTER & HAMPTON llp